BioDelivery Sciences International, Inc.

2501 Aerial Center Parkway, Suite 205

Morrisville, North Carolina 27560

June 15, 2005

VIA EDGAR

Greg Belliston, Esq.

United States Securities and Exchange Commission

Mail Stop 03-09

450 Fifth Street N.W.

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc. (the “Registrant”)

File No. 333-123569 (the “Registration Statement”)

Dear Mr. Belliston:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 4:30 p.m. on Thursday, June 16, 2005 or as soon as practicable thereafter.

The Registrant acknowledges that:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. The action of the Commission or the staff, acting pursuant delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ James A. McNulty
James A. McNulty
Secretary, Treasurer and Chief Financial Officer

cc:	Douglas S. Ellenoff, Esq.

Barry I. Grossman, Esq.

Lawrence A. Rosenbloom, Esq.